Contact

www.linkedin.com/in/michael-ismail-2459b9169 (LinkedIn)

Top Skills

Agricultural expert

Land conservation and development expert

Public Speaking

Michael Ismail

Business Owner at Thrive and Grow Farms and Thrive and Grow Gardens

Greater Tucson Area

Summary

I am the founder of regenerative agricultural company Thrive and Grow Farms and it's new freeze dried foods brand, Truly Regenerative with a core purpose of building a thriving regenerative foods system.

I have been creating educational content around agriculture, and land and water conservation for the past 10 years. I enjoy sharing knowledge through large reach platforms like TV, radio, and YouTube to engage people in learning about these important environmental topics.

I am also the owner of Thrive and Grow Gardens, a gardening education and manufacturing company, helping people to find success in the garden and providing exquisite custom raised garden bed systems that make vegetable gardens a fully functional center piece in any outdoor space.

Experience

Thrive and Grow Farms

Business Owner

February 2020 - Present (3 years 4 months)

Greater Tucson Area

I am the founder of regenerative agricultural company Thrive and Grow Farms and it's new freeze dried foods brand, Truly Regenerative with a core purpose of building a thriving regenerative foods system.

I have been creating educational content around agriculture, and land and water conservation for the past 10 years. I enjoy sharing knowledge through large reach platforms like TV, radio, and YouTube to engage people in learning about these important environmental topics.

Thrive and Grow Gardens
Business Owner
January 2014 - Present (9 years 5 months)

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